SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30580 ; File No. 812-13637]

The Dreyfus Corporation, et al.; Notice of Application

June 26, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would amend and supersede a prior

order (the "Non-Affiliated Sub-Adviser Order")[1] that permits them to enter into and materially

amend subadvisory agreements for certain multi-managed funds with non-affiliated sub-advisers

without shareholder approval and grants relief from certain disclosure requirements. The requested

order would permit applicants to enter into, and amend, such agreements with Wholly-Owned Sub-

Advisers (as defined below) and non-affiliated sub-advisers without shareholder approval.

Applicants: BNY Mellon Funds Trust ("BNY Mellon Funds"), Strategic Funds, Inc. ("Strategic

Funds"), The Dreyfus/Laurel Funds, Inc. ("Dreyfus/Laurel Funds") (each, an "Investment

Company" and together, the "Investment Companies") and The Dreyfus Corporation ("Dreyfus").

Filing Dates: The application was filed on March 2, 2009, and amended on April 14, 2009,

December 27, 2012, May 1, 2013 and June 21, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

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[1] Strategic Funds, Inc., et al., Investment Company Act Release Nos. 29064 (Nov. 30, 2009) (notice) and 29097 (Dec. 23, 2009) (order).

Hearing requests should be received by the Commission by 5:30 p.m. on July 22, 2013, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, 200 Park Avenue, New York, New York 10166.

For Further Information Contact: Emerson S. Davis, Sr., Senior Attorney, at (202) 551-6868, or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations

1. Each Investment Company is organized as a Massachusetts business trust or a Maryland corporation and is registered with the Commission as an open-end management investment company under the Act. Each Investment Company offers one or more series of shares (each a "Series" and collectively, "Series") with its own distinct investment objectives, policies and restrictions. Each Series has, or will have, as its investment adviser, Dreyfus or another investment adviser controlling, controlled by or under common control with Dreyfus or its successors (each, an "Adviser" and, collectively with the Series and the Investment

Companies, the "Applicants").[2] Dreyfus, a New York corporation, is a wholly-owned subsidiary and the primary mutual fund business of The Bank of New York Mellon Corporation, a global financial services company focused on helping clients manage and service their financial assets, operating in 36 countries and serving more than 100 markets.[3]

     2.   The Adviser serves as the investment adviser to each Series pursuant to an investment advisory agreement with the applicable Investment Company ("Investment Management Agreement"). The Investment Management Agreement for each existing Series was approved by the board of trustees/directors of the applicable Investment Company (the "Board"), including a majority of the members of the Board who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Series or the Adviser ("Independent Board Members") and by the shareholders of that Series as required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. The terms of the Investment Management Agreements comply with section 15(a) of the Act. Each other Investment Management Agreement will comply with section 15(a) of the Act and will be similarly approved.

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[2] Each Adviser is, or will be, registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act"). For purposes of the requested order, "successor" is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

[3] Applicants request that the relief apply to the Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that is advised by an Adviser, uses the multi-manager structure described in the application, and complies with the terms and conditions of the application ("Sub-Advised Series"). All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All Series that currently are, or that currently intend to be, Sub-Advised Series are identified in the application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained the application. The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Sub-Advised Series or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Sub-Advised Series or another investment company registered under the 1940 Act for which the Adviser serves as investment adviser ("Affiliated Sub-Adviser").

3.   Under the terms of each Investment Management Agreement, the Adviser, subject

to the supervision of the applicable Board, provides continuous investment management of the

assets of each Series.[4] The Adviser provides investment management of each Series' portfolio in

accordance with the investment objectives and policies of the Series. For its services to each

Series under the applicable Investment Management Agreement, the Adviser receives an

investment management fee from that Series based on either the average net assets of that Series

or that Series' investment performance over a particular period compared to a benchmark. Each

Investment Management Agreement permits the Adviser, subject to the approval of the

applicable Board, including a majority of the Independent Board Members, to enter into

investment sub-advisory agreements with one or more Sub-Advisers to manage all or a portion

of the assets of a Sub-Advised Series.[5]

4.   Applicants request an order to permit the Adviser, subject to the approval of the

Board, including a majority of the Independent Board Members, to, without obtaining

shareholder approval: (i) select Sub-Advisers to manage all or a portion of the assets of a Series

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[4] The Adviser may engage EACM Advisors LLC ("EACM"), its affiliate and an investment adviser registered under the Advisers Act, or any other affiliated or non-affiliated entity registered as an investment adviser under the Advisers Act (each, a "Portfolio Allocation Manager") to assist the Adviser in evaluating and recommending Sub-Advisers for a Sub-Advised Series and recommending the portion of a Sub-Advised Series' assets to be managed by each Sub-Adviser, as well as monitoring and evaluating the performance of Sub-Advisers for a Sub-Advised Series and recommending whether a Sub-Adviser should be terminated by a Sub-Advised Series. However, it is the Adviser's overall responsibility to select, subject to the review and approval of the Board, one or more Sub-Advisers to manage all or part of a Sub-Advised Series' assets, determine what portion of that Sub-Advised Series' assets to be managed by any given Sub-Adviser, review the Sub-Advisers' performance and recommend whether Sub-Advisers should be terminated.

[5] As used herein, a "Sub-Adviser" is (1) an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the Adviser for that Series, or (2) a sister company of the Adviser for that Series that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a "Wholly-Owned Sub-Adviser" and collectively, the "Wholly-Owned Sub-Advisers"), or (3) not an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Series, applicable Investment Company, or the Adviser, except to the extent that an affiliation arises solely because the sub-adviser serves as a Sub-Adviser to a Series (each a "Non-Affiliated Sub-Adviser").

and enter into Sub-Advisory Agreements (as defined below) with the Sub-Advisers, and (ii)

materially amend Sub-Advisory Agreements with the Sub-Advisers.[6]

5.   Pursuant to each Investment Management Agreement, the Adviser has overall

responsibility for the management and investment of the assets of each Sub-Advised Series;

these responsibilities include recommending the removal or replacement of Sub-Advisers,

determining the portion of that Sub-Advised Series' assets to be managed by any given Sub-

Adviser and reallocating those assets as necessary from time to time.[7]

6.   The Adviser has entered into sub-advisory agreements with Sub-Advisers

("Sub-Advisory Agreements") to provide investment management services to the Sub-Advised

Series.[8] The terms of each Sub-Advisory Agreement comply fully with the requirements of

section 15(a) of the Act and were approved by the applicable Board, including a majority of the

Independent Board Members, and, to the extent that the Non-Affiliated Sub-Adviser Order did

not apply, the shareholders of the Sub-Advised Series in accordance with sections 15(a) and

15(c) of the Act and rule 18f-2 thereunder. The Sub-Advisers, subject to the supervision of the

Adviser and oversight of the applicable Board, make the day-to-day investment decisions for the

Sub-Advised Series. The Adviser will compensate each Sub-Adviser out of the fee paid to the

Adviser under the relevant Investment Management Agreement.

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[6] Shareholder approval will continue to be required for any other sub-adviser change (not otherwise permitted by rule or other action of the Commission or staff) and material amendments to an existing sub-advisory agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser (all such changes referred to as "Ineligible Sub-Adviser Changes").

[7] The Adviser has entered into an agreement with EACM to act as Portfolio Allocation Manager in respect of Dreyfus Select Managers Small Cap Growth Fund and Dreyfus Select Managers Small Cap Value Fund.

[8] If the name of any Sub-Advised Series contains the name of a Sub-adviser, the name of the Adviser that serves as the primary adviser to the Sub-Advised Series, or a trademark or trade name that is owned by or publicly used to identity that Adviser, will precede the name of the Sub-Adviser.

7.   Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser

pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90

days after a new Sub-Adviser is hired for any Sub-Advised Series, that Sub-Advised Series will

send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-

manager Information Statement;[9] and (b) the Sub-Advised Series will make the Multi-manager

Information Statement available on the website identified in the Multi-manager Notice no later

than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information

Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.

In the circumstances described in the application, a proxy solicitation to approve the appointment

of new Sub-Advisers provides no more meaningful information to shareholders than the

proposed Multi-manager Information Statement. Applicants state that each Board would comply

with the requirements of sections 15(a) and 15(c) of the Act before entering into or amending

Sub-Advisory Agreements.

8.   Applicants also request an order exempting the Sub-Advised Series from certain

disclosure obligations that may require the Applicants to disclose fees paid by the Adviser to each

Sub-Adviser.[10] Applicants seek relief to permit each Sub-Advised Series to disclose (as a dollar

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[9] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Sub-Advised Series.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the order to permit Aggregate Fee Disclosure, as defined below. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

[10] Applicants are not requesting any relief with respect to any fee paid to the Portfolio Allocation Managers.

amount and a percentage of the Sub-Advised Series' net assets): (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, the "Aggregate Fee Disclosure").

Applicants' Legal Analysis:

1.   Section 15(a) of the Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company "except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company." Rule 18f-2 under the Act states that any "matter required to be submitted…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter." Further, rule 18(f)-2(c)(1) under the Act provides that a vote to approve an investment advisory contract required by section 15(a) of the Act "shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter."

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the "advisory fee payable" by the investment company, including the total dollar amounts that the investment company "paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not

affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years."

3.   Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fee," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission by order upon application may conditionally or unconditionally exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that their requested relief meets this standard for the reasons discussed below.

6.   Applicants assert that the shareholders expect the Adviser, subject to review and approval of the applicable Board, to select the Sub-Advisers who are in the best position to

achieve the Sub-Advised Series' investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Sub-Advised Series are paying the Adviser – the selection, supervision and evaluation of the Sub-Advisers – without incurring unnecessary delays or expenses is appropriate in the interest of the Sub-Advised Series' shareholders and will allow such Sub-Advised Series to operate more efficiently. Applicants state that each Investment Management Agreement will continue to be fully subject to section 15(a) of the Act and rule 18f-2 under the Act and approved by the applicable Board, including a majority of the Independent Board Members, in the manner required by sections 15(a) and 15(c) of the Act. Applicants are not seeking an exemption with respect to the Investment Management Agreements or any agreement with a Portfolio Allocation Manager.

7.   Applicants assert that disclosure of the individual fees that the Adviser would pay to the Sub-Advisers of Sub-Advised Series that operate under the multi-manager structure described in the application would not serve any meaningful purpose. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Sub-Advised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser will be fully disclosed and, therefore, shareholders will know what the Sub-Advised Series' fees and expenses are and will be able to compare the advisory fees a Sub-Advised Series is charged to those of other investment companies. Applicants assert that the requested relief would

benefit shareholders of the Sub-Advised Series because it would improve the Adviser's ability to negotiate the fees paid to Sub-Advisers. The Adviser's ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers' fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts. Applicants submit that the relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

8. For the reasons discussed above, Applicants submit that the requested relief meets the standards for relief under section 6(c) of the Act. Applicants state that the operation of the Sub-Advised Series in the manner described in the application must be approved by shareholders of a Sub-Advised Series before that Sub-Advised Series may rely on the requested relief. In addition, Applicants state that the proposed conditions to the requested relief are designed to address any potential conflicts of interest, including any posed by the use of Wholly-owned Sub-Advisers, and provide that shareholders are informed when Sub-Advisers are hired. Applicants assert that conditions 6, 7, 10 and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest with affiliated person of the Adviser, including Wholly-Owned Sub-Advisers. Applicants state that, accordingly, they believe the requested relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:[11]

1.   Before a Sub-Advised Series may rely on the order requested in the application, the operation of the Sub-Advised Series in the manner described in the application, including the hiring of Wholly-Owned Sub-Advisers, will be, or has been, approved by a majority of the Sub-Advised Series' outstanding voting securities as defined in the Act, or, in the case of a new Sub-Advised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Sub-Advised Series' shares to the public.

2.   The prospectus for each Sub-Advised Series will disclose the existence, substance, and effect of any order granted pursuant to the application. Each Sub-Advised Series will hold itself out to the public as employing the multi-manager structure described in the application. Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the applicable Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

3.   The Adviser will provide general management services to a Sub-Advised Series, including overall supervisory responsibility for the general management and investment of the Sub-Advised Series' assets. Subject to review and approval of the applicable Board, the Adviser will (a) set a Sub-Advised Series' overall investment strategies, (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of a Sub-Advised Series' assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Sub-

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[11] Applicants will only comply with conditions 8, 9 and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

Advised Series' investment objective, policies and restrictions. Subject to review by the applicable Board, the Adviser will (a) when appropriate, allocate and reallocate a Sub-Advised Series' assets among multiple Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

4.   A Sub-Advised Series will not make any Ineligible Sub-Adviser Changes without the approval of the shareholders of the applicable Sub-Advised Series.

5.   Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

6.   At all times, at least a majority of the applicable Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

8.   The Adviser will provide the applicable Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Sub-Advised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

9.   Whenever a sub-adviser is hired or terminated, the Adviser will provide the applicable Board with information showing the expected impact on the profitability of the Adviser.

10. Whenever a sub-adviser change is proposed for a Sub-Advised Series with an Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, the applicable Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Sub-Advised Series and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

11. No board member or officer of a Sub-Advised Series, or director, manager, or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for (i) ownership of interests in the Adviser or any entity, except a Wholly-Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

12. Each Sub-Advised Series will disclose the Aggregate Fee Disclosure in its registration statement.

13.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary